













2:18 5G

Aa

A bunch of our USERS, friends, and family have asked if they can invest into Fourplay. We decided that if anyone deserves to share in our successes it's the people who have supported us since day 1. We're offering a first come first serve opportunity for y'all to invest

RESERVE AN INVESTOR SPOT

If you're gonna invest I recommend doing it via Wefunder Cash so your investor fee gets waived

"Testing the waters legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

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Julie Griggs <julie@fourplaysocial.com> Sun, May 22, 7:05 PM (2 days ago)

to Danielle, bcc: ashpinegar03, bcc: alexalynncampbell, bcc: kaitlyn.sullivan, bcc: mleroux, bcc: annwbuso

YOOOOO FUTURE FOURPLAYERS!!

If you're getting this email it's because you are some of the earliest adopters of Fourplay (you joined our waitlist and we promise we're working tirelessly to launch in your city ASAP) and we want to reward you with an opportunity to own a piece of our success. **This is a first come first serve opportunity and will only be available for a limited time.**

Some background on us and Fourplay:

Danielle and I have been best friends since we met at Penn State, after which she became a nurse and I a physician assistant. As healthcare providers and single women, we recognize that since the advent of dating apps, the social climate for singles has become a toxic one. What we're building at Fourplay is a company focused on a healthier experience for singles, physically (*safety*), mentally, and socially, which is especially necessary in the context of emerging medical literature related to the negative impact of mainstream dating apps on Gen Z. Our brand transcends an app; it is a mentality, a set of values. We have full faith that we will be leaders in the industry.

Danielle and I have taken a leave from our jobs in healthcare and are working full-time on Fourplay alongside our first full-time employee (and VP of Engineering), Danny Barnes, so that we can scale Fourplay to hundreds of thousands, and ultimately millions of users.

We are in the midst of raising a $1MM pre-seed round from outside investors and have decided to allocate a portion of the raise to the people who believe in our product the most...our early adopters (aka YOU). **By utilizing the platform Wefunder both accredited and non-accredited investors can invest as little as $100 into Fourplay.**

Here is the private link to invest. At this point, the equity crowdfunding is not open to the general public, and this is considered the "testing the waters" stage. As a result I have to include this legal disclaimer: *"Testing the waters legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."*

If you have any questions about Wefunder (the platform we are using for this fundraise) here is a link to their FAQ page. I'm going to add step-by-step instructions to the bottom of this email for those that wanna invest!

Danielle and I cannot thank you enough for giving Fourplay a chance and being some of our earliest adopters. We can't wait to bring Fourplay to your city ASAP.

Y'ALL ARE COOL AS SH!T!!!!

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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